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                           February 1, 2022

       Raouf Ghali
       Chief Executive Officer
       Hill International, Inc.
       One Commerce Square
       2005 Market Street, 17th Floor
       Philadelphia, PA 19103

                                                        Re: Hill International,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 16,
2021
                                                            Item 2.02 Form 8-K
Filed November 8, 2021
                                                            Response dated
January 10, 2022
                                                            File No. 001-33961

       Dear Mr. Ghali:

               We have reviewed your January 10, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 16, 2021 letter.

       Item 2.02 Form 8-K Filed November 8, 2021

       Exhibit 99.1, page 1

   1. We have reviewed your response to comment 2. If profit measures or other amounts are presented as a
percentage of revenue here or in your Forms 10-K or 10-Q, they should be shown as a percentage
of total revenue and not as a percentage of consulting fee
                                                        revenue. In addition,
your revenue discussions of dollar amounts should include total revenue and not
consulting fee revenue in isolation.
 Raouf Ghali
FirstName   LastNameRaouf    Ghali
Hill International, Inc.
Comapany1,NameHill
February     2022      International, Inc.
February
Page  2 1, 2022 Page 2
FirstName LastName
       You may contact Angela Lumley at 202-551-3398 or Rufus Decker at 202-551-3769 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services